UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
William J. Coote
VP, Treasurer
(914) 345-9001
William.Coote@taro.com

TARO POSTPONES SHAREHOLDERS MEETINGS
ON PROPOSED MERGER WITH SUN PHARMA

Hawthorne, NY, November 14, 2012 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) announced today that it has postponed its extraordinary general meeting of shareholders and the class meeting of holders of ordinary shares, originally scheduled for December 6, 2012, to consider the proposed merger of Taro with a subsidiary of Sun Pharmaceutical Industries, Ltd. (“Sun Pharma,” Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715).  Taro will set a new record date for the rescheduled meetings and will mail a supplemental notice together with proxy materials to its shareholders.

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 14, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director